September 5, 2012

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Patrick Gilmore, Accounting Branch Chief

Re.                            Callidus Software Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed on March 13, 2012

File No. 000-50463

Dear Mr. Gilmore,

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated August 23, 2012 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filing (“Form 10-K”) of Callidus Software Inc. (“we” or the “Company”).  In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience, the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, Staff comments appear in bold below.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 48

1.              We note that during 2011 you completed the sale of $80.5 million of 4.75% convertible senior notes.  Please tell us your consideration for disclosing the details of these notes in your liquidity and capital resources section and your consideration for including these notes, including any interest payments, in your contractual obligation and commitments table on page 50.  Refer to Item 303 or Regulation S-K and Section IV.B of SEC Release 33-8350.

Our Response:  In response to the Staff’s comments, we will undertake to include in our next Form 10-Q and future Form 10-Ks a contractual obligation and commitments table reflective of the principal and interest payments due under our Convertible Senior Notes due 2016 (the “Convertible Notes”), which we provide below as of December 31, 2011 to illustrate our presentation in future filings:

	Payments due by Period (in thousands)
							2017
Contractual Obligations	Total	2012	2013	2014	2015	2016	and beyond

Convertible senior notes (1):
Principal balance	$59,215	$—	$—	$—	$—	$59,215	$—

Interest payments	$12,658	$2,813	$2,813	$2,813	$2,813	$1,406	$—

Operating lease commitments	$6,806	$1,628	$1,173	$1,083	$1,110	$1,138	$674

Unconditional purchase commitments	$2,307	$1,704	$603	$—	$—	$—	$—

Capital lease obligations	$2,236	$1,295	$941	$—	$—	$—	$—

(1)          Our convertible senior notes also contain an optional redemption feature which allows us to redeem all or part of the convertible senior notes under certain conditions any time on or after June 6, 2014.  Please see Note 8 in the accompanying consolidated financial statements.

In response to the Staff’s comments regarding our liquidity and capital resources disclosures, we respectfully submit that since the issuance of the Convertible Notes, we have reflected and disclosed the maturity, interest expense and the effect of the Convertible Notes in relation to our cash flow in our periodic disclosures, including detailed disclosure of the terms of the Convertible Notes in the notes to our consolidated financial statements, and our previous repurchases of $21.3 million aggregate principal amount of the Convertible Notes. For example, we refer you to Note 8 to the consolidated financial statements in our Form 10-K.  We will continue to include such information in our future filings and cross reference the relevant information in our liquidity and capital resources disclosures. Because the Convertible Notes do not mature until 2016, we do not believe that the debt maturity is material to our current liquidity. That said, in response to the Staff’s comments, we propose to revise our liquidity and capital resources disclosures in future filings to include the following:

“Our future capital requirements depend on many factors, including the amount of revenues we generate, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of new products introductions and enhancements to existing products, our ability to offer on-demand service on a consistently profitable basis, the continuing market acceptance of our other products and future acquisitions or other capital expenditures we may make. However, based on our current business plan and revenue projections, we believe that, on both a short-term and long-term basis, our existing cash balances, investments and operating cash flows will be sufficient to meet our currently planned operations, capital expenditures and contractual obligations, including debt service on the $59.2 million principal balance of our outstanding Convertible Notes, which is expected to be repaid no later than June 1, 2016.”

Item 8.  Financial Statements and Supplementary Data

Note 1 — The Company and Significant Accounting Policies

Revenue Recognition

Multiple-deliverable arrangements with on-premise license, page 74

2.              With respect to your multiple-element software arrangement, please tell us whether you have established vendor-specific objective evidence (VSOE) of fair value for each element. To the extent applicable, please describe, in detail, your methodology for establishing VSOE of maintenance and professional services. If VSOE of maintenance is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renews at such rates. Alternatively, if VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE. We further note on page 5 that you two levels of support. Please tell us how the pricing of any premium support affects the allocation of revenue in your multiple-element arrangements.

Our Response:  The Company has established vendor-specific objective evidence (VSOE) of fair value for each undelivered element in multiple-element software arrangements accounted for in accordance with FASB Accounting Standards Codification Topic 985-605-25-6 (formerly SOP 97-2 paragraph 10).  The undelivered elements in these transactions are maintenance and professional services.  We use the bell curve method to establish VSOE for both elements. We define our bell curve as a range within 20% plus or minus of the median.  Under this methodology the Company isolates all stand-alone sales of maintenance and professional services into distinct stratifications.  The Company has years of experience selling maintenance and professional services on a stand-alone basis and recorded 400 stand-alone transactions for maintenance and 276 stand-alone transactions for professional services during the previous 5 years.

For both maintenance and professional services the Company maintains a rolling 4 quarter database of stand-alone sales which tracks the prices of maintenance and professional services provided to our customers.  This database serves as the support for VSOE of each element.  Utilizing our bell curve VSOE is established when 80% of the undelivered elements that are sold separately fall within plus or minus 20% of our median price for these stand-alone sales. For maintenance, we measure the data point based on the price as a percentage of contracted license value. The Company historically prices premium and standard support within a few percentage points of the license value, therefore when stratifying the data for VSOE, both levels of support fall into one analysis. For professional services, we measure the data point based on the hourly rates for which the service is sold. These rates are further stratified by the type of professional service being performed.

For maintenance, for the year ending December 31, 2011, 87% of all stand-alone sales fell into the bell curve within our VSOE range of contracted license value. This analysis included 98 stand-alone sales transactions.

The Company offers the following types of professional services in its’ multi-element software arrangements:

•                  Professional services for Callidus products (For the year ending December 31, 2011, 86% of all stand-alone sales fell into the bell curve. This bell curve included 43 stand-alone sales transactions.)

•                  Professional services for Actek products (For the year ending December 31, 2011, 100% of all stand-alone sales fell into the bell curve. This analysis included 20 stand-alone sales transactions.)

•                  Off-Shore Professional services for Callidus products (For the year ending December 31, 2011, 100% of all stand-alone sales fell into the bell curve. This analysis included 6 stand-alone sales transactions.)

The Company allocates revenue to its undelivered elements in a software arrangement based on VSOE.  Premium and Standard Support fall within the same VSOE analysis as outlined above and therefore the premium offering does not impact the allocation to revenue.

As requested by the Staff, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (925) 251-2205.

Sincerely yours,

/s/ Ronald J. Fior

Ronald J. Fior
Chief Financial Officer,
Senior Vice President, Finance and Operations

cc:           Jaime John, Staff Accountant, Securities and Exchange Commission

V. Holly Albert, Senior Vice President, General Counsel and Corporate Secretary, Callidus Software Inc.

Martin A. Wellington, Davis Polk & Wardwell, LLP